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July 22, 2013

Mr. Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Homeowners of America Holding Corporation Registration Statement on Form S-1 Filed June 28, 2013 File No. 333-189686

Dear Mr. Riedler:

On behalf of our client, Homeowners of America Holding Corporation, a Delaware corporation (the “Company”), we hereby provide responses to comments (the “Comments) of the staff of the U.S. Securities and Exchange Commission (the “Staff”) issued in a letter dated July 11, 2013 (the “Staff’s Letter”) regarding the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 28, 2013. Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to the marked copy of the Amended Registration Statement that is being provided to you under separate cover. Terms used but not defined herein have the respective meanings assigned thereto in the Amended Registration Statement.

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Mr. Jeffrey P. Riedler July 22, 2013 Page 2

Cover

1. We note that you have eliminated from the cover page the fixed price at which the selling stockholders will offer their shares until your common stock is quoted on the OTCBB. Because there is no public market for your shares of common stock, although you intend to seek quotation on the OTCBB, please include the price at which the common shares will be offered to the public, or at least a bona fide price range. Please refer to Item 501(b)(3) of Regulation S-K and the instructions thereto.

Changes in response to the Staff’s Comment have been made on the cover and to page 18 of the Amended Registration Statement.

Management’s  Discussion  and  Analysis of Financial Condition and Results of Operations Results of Operations— Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2012, page 25

2.   You state net losses related to claims decreased from $1.3 million to $532,000 as a result of lower catastrophes and weather-related events.  Quantify the amount of losses due to catastrophes in the three months ended March 31, 2013 and three months ended March 31, 2012.  Please also expand the disclosure on page 26 to quantify the amount of catastrophe losses in the years ended December 31, 2012 and 2011, and explain any difference between the amounts disclosed on page 32.

Changes in response to the Staff’s Comment have been made to pages 25 and 26 of the Amended Registration Statement.

Liquidity and Capital Resources

Loss Reserve Development Table, page 27

3.   Please add disclosure to explain how the balance for reserves for claims and loss adjustment expenses in the table for 2011 and 2012 reconcile to the loss and loss adjustment expense liability amounts on the balance sheet.

Changes in response to the Staff’s Comment have been made to page 27 of the Amended Registration Statement.

Notes to Consolidated Financial Statements

Mr. Jeffrey P. Riedler July 22, 2013 Page 3

14. Income Taxes, page F-21

4. Please include disclosure of all of the positive and negative factors that you considered and the reasons that you concluded that it is more likely than not that the benefit of the deferred tax asset will be realized and that a valuation allowance against deferred tax assets was no longer required at December 31, 2012.

Changes in response to the Staff’s Comment have been made to page F-22 of the Amended Registration Statement.

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Mr. Jeffrey P. Riedler July 22, 2013 Page 4

The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff Comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0379.

Sincerely,

/s/ William N. Haddad
William N. Haddad Reed Smith LLP